March 27, 2020

James L. Dolan
Chief Executive Officer
MSG Entertainment Spinco, Inc.
Two Pennsylvania Plaza
New York, NY 10121

       Re: MSG Entertainment Spinco, Inc.
           Amendment No. 2 to Registration Statement on Form 10
           Filed March 26, 2020
           File No. 001-39245

Dear Mr. Dolan:

       We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10

Exhibit 99.1
Selected Historical and Unaudited Pro Forma Combined Financial Data, page 12

1. We note your revenues for the pro forma combined six months ended December 31, 2019 and year ended June 30, 2019 as disclosed here are not consistent with the unaudited pro forma combined statements of operations beginning on page 72 due to separately captioned lease revenue on page 72. Please revise for consistency. Unaudited Pro Forma Combined Financial Information
Notes to Unaudited Pro Forma Combined Financial Statements, page 74

2. Please expand footnote (s) to your pro forma financial information to more clearly explain how each adjustment for the probable disposition of the Forum is calculated including quantifying any components that comprise the adjustment as well as describing any assumptions involved in their calculation. Reference is made to Rule 11-02(b)(6) of
 James L. Dolan
MSG Entertainment Spinco, Inc.
March 27, 2020
Page 2
      Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Stringer at (202) 551-3272 or Lyn Shenk at (202) 551-3380 if you
have questions regarding comments on the -financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Justin Dobbie at (202) 551-3469 with any other questions.



                                                          Sincerely,
FirstName LastNameJames L. Dolan
                                                          Division of
Corporation Finance
Comapany NameMSG Entertainment Spinco, Inc.
                                                          Office of Trade &
Services
March 27, 2020 Page 2
cc:       Robert W. Downes, Esq.
FirstName LastName